3


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 SEGMENTZ, INC.
                 (Name of Small Business Issuer in Its Charter)


           Delaware                         (I.R.S. Employer Identification No.)
(State or other jurisdiction of                         75-2928175
incorporation or organization)

18302 Highwoods Preserve Parkway, Suite 210
        Tampa, Florida                                        33647
(Address of Principal Executive Offices)                   (Zip Code)

                                (813) 989-2232
                (Issuer's Telephone Number, Including Area Code)

         Securities registered under Section 12 (b) of the Exchange Act:

        Title of each class               Name of each exchange on which
        to be so registered               each class is to be registered
   -----------------------------        --------------------------------
                None                                     None

         Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.001 par value
                                (Title of Class)

                The registrant has 6,502,913 shares of its common stock issued and outstanding as of December 31, 2001.




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                                TABLE OF CONTENTS

PART I.........................................................................4

ITEM 1.  DESCRIPTION OF BUSINESS...............................................4
              Current Business.................................................4
              History of Segmentz..............................................5
              History of Trans-Logistics.......................................8
              Industry Overview................................................9
              Products and Services...........................................12

         RISK FACTORS.........................................................22

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............31

              Overview:.......................................................34
              Operating Strategy..............................................35
              Agent Program...................................................35

         RESULTS OF OPERATIONS................................................36
              Operating Revenues..............................................37
              Salaries, Wages and Benefits....................................37
              Depreciation and Amortization...................................38
              General and Administrative......................................38
              Discontinued Operations.........................................38
              Interest........................................................38
              Liquidity and Capital Resources.................................39

ITEM 3.  DESCRIPTION OF PROPERTY..............................................39

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
              BENEFICIAL OWNERS AND MANAGEMENT................................40

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
              PROMOTERS AND CONTROL PERSONS...................................41



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ITEM 6.  EXECUTIVE COMPENSATION...............................................43
              Executive Officers..............................................43
              Employment Agreements...........................................43
              Key Man Insurance...............................................43
              Stock Option Plan...............................................44
              Compensation Table..............................................44

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................45

ITEM 8.  DESCRIPTION OF SECURITIES............................................45
              Capital Stock...................................................45
              Provisions Having A Possible Anti-Takeover Effect...............47
              Additional Information..........................................47
              Special Note Regarding Forward-Looking Statements; Market Data..48

PART II  .....................................................................48

ITEM 1.  MARKET PRICE OF AND DIVIDENDS
              ON THE REGISTRANT'S COMMON EQUITY
              AND RELATED STOCKHOLDER MATTERS.................................48

ITEM 2.  LEGAL PROCEEDINGS....................................................49

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................49

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES..............................49

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS............................50

SIGNATURES....................................................................52

PART F/S.FINANCIAL STATEMENTS.................................................53

PART III......................................................................

ITEM 1.  INDEX TO EXHIBITS....................................................

ITEM 1.  DESCRIPTION OF BUSINESS

CURRENT BUSINESS

         Segmentz, Inc. (the "Company"), a Delaware corporation, is a Tampa, Florida based company that provides transportation logistics management services and support for mid-sized and national corporate clients. The Company serves direct users of transport, storage, staging, warehouse services and other logistics services.

            The Company and its subsidiary Trans-Logistics, Inc., a Florida corporation ("Trans-Logistics"), have principal executive offices located at 18302 Highwoods Preserve Parkway, Suite 210, Tampa, Florida 33467. The telephone number is (813) 989-2232. The internet web site address is http://www.trans-logistics.com. The Company provides several niche services within the industry more broadly known as the supply chain management industry, including transportation logistics, management and delivery. (See "Description of Business - Products and Services").

         The Company serves direct users of transport, storage, staging, warehouse service and other logistics services, as well as larger companies that include Bax Global, Quebecor World Logistics, Inc., and CH Robinson, Inc. The Company offers warehouse locations in two facilities covering the east coast and is attempting to expand to offer smaller satellite facilities to enable conduit and direct route trucking solutions on a contracted, dedicated route basis to larger clients.

         Revenue for the second quarter of 2001 was approximately $2,355,000 and the third quarter was approximately $3,258,000, including the effects of the World Trade Center disruptions, which are estimated to have cost approximately $500K for September 2001. There have been some restructuring charges and aggressive management responses resulting from a failed merger with a NASDAQ bulletin board company that was terminated in August 2001. The Company earned significant cash flow in August of over $60K on an EBITDA basis and should achieve profitability in the fourth quarter of 2001 or the first quarter of 2002. The Company has expended in 2001 approximately $100,000 to prepare for anticipated increases in revenues and contract opportunities, including acquisition of enterprise support software and technology expenses in the completion of internal support software products, and expects key internal financial benchmarks to strengthen in the fourth quarter of 2001. The Company has been utilizing factoring and has historically paid in excess of 35% for this funding, while maintaining profitable margins in the face of such high borrowing costs. In addition, the Company severed several highly salaried managers in August 2001 and renegotiated a sublease in the Company's facility in Edison, NJ to realize $300K in savings. The overall pro-forma savings should approximate $1 Million annually, broken down to $300K in financial savings from restructured debt facility, $350K in reduction in top level management and $350K in accounting/legal savings resulting from changes in audit accounting and legal firms.



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

            Our strategy is to continue to expand through acquisitions and internal development. We intend to seek, on a selective basis, acquisition of businesses that have product lines or services which complement and expand our existing services and product lines, and provide us with strategic distribution locations or attractive customer bases. Our ability to implement our growth strategy will be dependent on our ability to identify, consummate and assimilate such acquisitions on desirable economic terms. There can be no assurance that we will be successful in implementing our growth strategy. Our ability to implement our growth strategy will also be dependent upon obtaining adequate financing. We may not be able to obtain financing on favorable terms.
(See "Risk Factors")

HISTORY OF SEGMENTZ

         The Company's predecessor, WBNI, Inc., originally known as Rose Auto Stores-Florida, Inc. ("Rose"), was organized for the purpose of operating a specialty automotive aftermarket parts and accessory retail store in South Florida. Rose began experiencing financial difficulties in 1990 following its acquisition by WSR Corporation. By 1997 an involuntary petition of bankruptcy was filed against Rose. Subsequent thereto, Rose and the committee of unsecured creditors worked together to develop a plan in bankruptcy.

         Rose emerged from the involuntary bankruptcy proceedings by filing a Plan under Chapter 11 of the United States Bankruptcy Code on February 10, 1999. The case was administered by the United States Bankruptcy Court, Southern District of Florida (Miami Division) (the "court"). The court entered an order approving the Plan on April 22, 1999.

         The Plan provided for the liquidation of Rose's assets and distribution of the proceeds to secured, priority and unsecured creditors. The Plan further provided that Rose would remain in existence, although all capital stock outstanding as of the date of the bankruptcy petition was canceled. Under the Plan, Rose secured post-petition financing in the amount of $ 10,000 from Halter Financial Group, Inc. ("HFG") to meet the cost and expense of the reorganization effort. In satisfaction of HFG's administrative claim for such amount and for the services rendered and expenses incurred in connection with the anticipated acquisition or merger transaction between Rose and a privately held operating company, HFG received 60% of the newly-issued shares of common stock of the reorganized Company. Creditors with allowed unsecured claims received a PRO RATA distribution of 40% of such common stock.

         The following is a schematic diagram of the history of Segmentz and its merger with Trans-Logistics:

                         ------------------------------
                         Rose Auto Stores --  Florida
                         Inc., ("Rose"} incorporated in
                         1952
                         ------------------------------
                         ------------------------------
                         Rose filed
                         Petition of Bankruptcy
                         Pursuant to Chapter 11 on
                         February 10, 1999
                         ------------------------------
              -----------------------------------------------------
              -- April 22, 1999 --  Bankruptcy Plan Confirmed
              -- May 17, 2000 -- Rose reincorporated in Delaware
              as RAS Acquisition Corp.
              -- RAS Acquisition Corp. issues and aggregate
              of 500,233 unrestricted shares to unsecured
              creditors listed in the Plan of Bankruptcy
              pursuant to Section 1145 of the U.S.
              Bankruptcy Code
              -----------------------------------------------------
              -----------------------------------------------------
              -- January 31, 2001 -- RAS Acquisition Corp. completes merger transaction with WBNI, Inc. and issues to the stockholders of WBNI, Inc. 20,000 shares of its common stock pursuant to the exemption afforded by Section 4(2) of the Act and changes its name to WBNI, Inc.
              -----------------------------------------------------
              -----------------------------------------------------
              -- February 5, 2001 -- RAS Acquisition Corp. files a Certificate of Compliance with Reverse Aquisition Requirements with the Bankruptcy Court. WBNI, Inc., a Delaware corporation has approximately 462
              stockholders who own 520,233 shares of common stock
              -----------------------------------------------------
                         ------------------------------
                         On October  29, 2001, WBNI
                         exchanged 5,982,680 shares for
                         100 shares of TRANSL Holdings,
                         Inc., which wholly owns
                         Trans-Logistics, Inc.
                         ------------------------------
                         ------------------------------
                         On November 1, 2001, WBNI, Inc.
                         changed its name to
                         Segmentz, Inc.
                         ------------------------------

         For accounting purposes, the merger is reflected as a reverse acquisition and recapitulation of WBNI and WBNI'S historical financial statements presented elsewhere herein are those of Segmentz and its predecessor WBNI.

         MERGER WITH WBNI, INC. On January 31, 2001, Rose completed a merger with WBNI, Inc., a privately held Texas corporation pursuant to which Rose issued an aggregate of 20,000 shares of its common stock in exchange for all of the issued and outstanding shares of the private company's capital stock. As a result of the transaction, Rose changed its name to WBNI, Inc ("WBNI"). Timothy
P. Halter resigned as the sole officer and director of Rose and the private company was dissolved. The merger was entered into as the private company had an option to acquire the business operation of WorldByNet.com, Inc., a Delaware corporation that provided business-to-consumer and business-to-business solutions for the purpose of connecting affinity groups. On February 22, 2001, it was determined by management of WBNI that it would be in WBNI's best interest to terminate the option to acquire WorldByNet as a result of its due diligence inquiry into said entity. On October 29, 2001, WBNI exchanged 5,982,680 shares of its common stock for 100 shares of the common stock of TRANSL Holdings, Inc., a Delaware corporation ("TRANSL"). WBNI now wholly owns TRANSL, which wholly owns Trans-Logistics, Inc., a Florida Corporation (Trans-Logistics). Trans-Logistics agreed to pay Turner Capital Partners, LLC a fee of $75,000 for consulting services related to the WBNI transaction, among other things, of which $30,000 is due by March 15, 2002.

HISTORY OF TRANS-LOGISTICS
     Trans-Logistics is a logistics and brokerage organization serving irregular route, long haul, and common motor carriers of general commodities. The Company is a Florida corporation and was formed on April 28, 2000.

     Effective January 1, 2001, Trans-Logistics was acquired by Logistics Management Resources, Inc. The acquisition was for one hundred (100%) percent of the issued and outstanding common stock at a price of $80,000, plus, four times Trans-Logistics' gross brokerage commissions for the period of October 1, 2001 through December 31, 2001, plus the value of any accounts receivable immediately prior to the closing date (which amount was agreed to be not less than $230,000), minus the aggregate value of any liabilities of Trans-Logistics prior to the closing date, minus cost of Trans-Logistics' performance of its obligations under an assignment and assumption agreement with Atech Commercial Corporation which exceeds $120,000. On August 10, 2001, Trans-Logistics and Logistics Management Resources, Inc. agreed to rescind and cancel the terms and conditions of the acquisition agreement. Under the terms of the rescission agreement, Trans-Logistics agreed to a reimbursement of 1,500,000 shares of Logistics Management Resources, Inc.'s common stock and a note receivable in the amount of $450,000. This rescission agreement was effective as of July 1, 2001. As part of the above noted rescission agreement, the Company has recognized consulting revenue and a demand note receivable in the amount of $450,000 due from Logistics Management Resources, Inc. The terms of this note do not include interest until demand is made for payment. A partial payment on this note is expected to be made during the second quarter of 2002.

     On November 1, 2001, WBNI, Inc., changed its name to Segmentz, Inc. During May 2001, the Company acquired the assets of Q Logistic Solutions, Inc. for $367,385. Q Logistic Solutions, Inc. operated warehouse facilities in Atlanta, Georgia; Edison, New Jersey; Orlando, Florida and Chicago, Illinois. Operations in Orlando and Chicago were subsequently discontinued.

INDUSTRY OVERVIEW
         Third Party logistics companies provide customized domestic and international freight transportation of customers' goods and packages, via truck, rail, airplane and ship, and provide warehousing and storage of those goods. Many companies utilize information systems and expertise to reduce inventories, cut transportation costs, speed delivery and improve customer service. The third-party logistics services business has been bolstered in recent years by the competitiveness of the global economy, which causes shippers to focus on reducing handling costs, operating with lower inventories and shortening inventory transit times. The third-party logistics services sector of the domestic logistics market was approximately $53.4 billion in 2000. Using a network of transportation, handling and storage providers in multiple transportation modes, third-party logistics services companies seek to improve their customers' operating efficiency by reducing their inventory levels and related handling costs. Many third-party logistics service providers are non-asset-based, primarily utilizing physical assets owned by others in multiple transport modes. The third-party logistics services business increasingly relies upon advanced information technology to link the shipper with its inventory and as an analytical tool to optimize transportation solutions. This trend favors the larger, more professionally managed companies that have the resources to support a sophisticated information technology infrastructure.

     According to the INTERNATIONAL WAREHOUSE LOGISTICS ASSOCIATION, the U.S. outsourced logistics industry is currently an estimated $54 billion in 2000. On average, U.S. companies spend $14 billion per year alone on warehousing and inventory costs, taxes, obsolescence, depreciation and insurance and make up 15-20 percent of finished product costs.

     A survey by ERNST & YOUNG LLP released in 2001 identified that nearly 75 percent of U.S. manufacturers and suppliers are either using or considering a contract third-party logistics service. About 60 percent of 123 companies surveyed using a third-party logistics firm said logistics was a core competency, and almost 80 percent thought that logistics represented a key competitive advantage. Over 80 percent of respondents that are using third-party logistic services are very satisfied with the results. With the proliferation of technology in recent years, the successful logistics companies have had to move from an asset based business model to one where information is the foundation. Technologies such as global tracking via satellite, real-time warehouse systems, electronic data exchange (EDI), the Internet, and customized software have allowed companies to access product information during all phases of the value chain. Experts expect the third-party logistics industry to grow to $80 billion by 2003. Much of this growth is expected to come from future advances in technology and from the continuing demand for efficient logistics solutions from companies that have not invested in that initiative. Firms will expand overseas at an increasing pace to manage freight movement on all points of the globe as trade grows and multinational corporations consolidate their international logistics operations.

     Trucking and Air Freight is still the dominant form of transportation. More than 85% of money spent on domestic transportation is spent in these two areas. Almost all household or business products, for example, food, clothing, furniture, office equipment, automobiles, and machinery have been on a truck or plane at some point in time.

     By outsourcing all non-core business services to third party providers, companies can help to control costs, eliminate staff and focus on internal business.

     According to Forrester Research, the "logistics chaos" of fulfilling online orders remains a serious problem. Less than half of the Internet retailers make a profit on each shipped package and few accurately track the product and its costs. Eighty five percent (85%) of these Internet retailers still cannot handle international fulfillment. Many e-commerce companies have built their business models with little consideration to how they are going to store, handle, or deliver their products to their customers. In many cases, e-commerce companies have lost significant business as a result of a lack of efficiencies in these areas and are in need of solutions provided by logistics experts.

     Manufacturers and retailers are facing increasingly complex supply chain management issues due to rapidly changing freight patterns, increased international trade and global sourcing, more prevalent just-in-time inventory systems, increasingly demanding customer fulfillment requirements and pressures to reduce costs. Growth within the logistics industry is being driven by the continuing trend of companies outsourcing their logistics needs in order to focus on their core businesses and achieve the cost savings third-party logistics providers can provide through improved efficiency, lower inventory requirements, volume rate savings and other economies of scale. Total U.S. third-party logistics spending grew 16.5% in 1999 and is projected to grow 34.3% per year from $45.3 billion in 1999 to over $198.0 billion in 2004. Total U.S. logistics spending, including freight transportation and carrying costs, is projected to grow 8.7% per year from $921.0 billion in 1999 to $1.4 trillion in 2004. As transportation management becomes increasingly sophisticated, and the cost effectiveness of outsourcing increases, the Company believe companies will continue to seek full service supply chain management support from a single company like us, who can manage their multiple transportation requirements.

PRODUCTS AND SERVICES

NATIONWIDE TRUCKLOAD AND LESS-THAN-TRUCKLOAD SERVICE
         The Company arranges truckload transportation with dedicated Company equipment, owner operator fleet and extensive agent partners throughout 48 states. The Company provides trailers that are either 48 or 53 feet in length.

     By utilizing volume discounts, the Company can cost effectively arrange less-than-truckload (LTL) shipments for their customers from distribution centers or vendor locations. Tracking capabilities are available via the web site through carrier links.

DEDICATED OR TIME-DEFINITE TRANSPORTATION
         The Company offers its customers time-definite ground transportation of cargo as a cost effective, reliable alternative to air transportation. By utilizing team drivers the Company provides expedited delivery and shorter transit times.

THIRD-PARTY LOGISTICS SERVICE
         The Company's strategic carrier alliances with national pricing agreements enable them to provide specialized or heavy haul services. Shipment tracking is available for customers via a custom designed web site and carrier links. On-time percentage tracking and service failure reports are also available. Third-party logistics billing is fully electronic and automated.

FORWARDING
         The Company provides enhanced freight forwarding services designed to deliver products on time to any location worldwide by whatever means necessary.

REVERSE LOGISTICS
         Many logistics solutions providers only offer their services from the warehouse to the end customer (for example, after the product has been purchased and received from the vendor). The Company can offer to handle the customer's product from the vendor all the way to the end customer and even handle any needs after the product reaches its final destination or dispose of the product.

IN-TRANSIT MERGE
         The Company provides In-transit Merge by strategically managing logistics information in an effort to minimize the handling of product with complex routing that includes multiple product origins/destinations and/or multiple vendors. The Company positions itself as a member of the customer's distribution team, sharing data and interacting virtually with vendors and the customer.

ASSEMBLY, PACKING AND DISTRIBUTION
         The Company customizes its "pick-and-pack" or packaging, labeling and inventorying services to meet each customer's specific needs. Customers can utilize the Company's warehouse and distribution facilities that are fully automated (barcode and UCC compliant) or operate at their own site. The Company utilizes over 300,000 square feet of floor space with additional multi-tier rack capacity which is secure and bonded. Additionally, packaging sanitization and custom branding services are available. This comprehensive outsourcing service includes trucking as well as tracking services.

SUPPLY CHAIN MANAGEMENT
         The Company provides infrastructure and equipment, integrated with its customers' existing systems, to handle distribution planning, just-in-time delivery and automated ordering throughout their operations, and additionally will provide and manage warehouses, distribution centers and other facilities for them. The Company also consults on identifying bottlenecks and inefficiencies and eliminating them by analyzing freight patterns and costs, optimizing distribution centers and warehouse locations, and analyzing/developing internal policies and procedures for its customers. The Company has enterprise-wide technology solutions that enable real-time tracking and monitoring of various products and offers these and other related solutions under long term contracts to a host of customers. The third-party service platform provides guaranteed service level agreements (SLAs) to ensure stable, predictable delivery and tracking of many products through the supply chain. The industry should grow in all segments, especially during difficult and unpredictable economic climates due to the capital-intensive nature of warehousing, transportation and technology equipment needed to track and monitor products as they are shipped, staged and delivered.

FINANCING
         The Company has a credit facility with a current availability of one million dollars, of which $559,535 is outstanding as of period ending September 30, 2001. The facility bears interest at six percent annually. The credit facility is provided by Bryant Plastics,Inc., a customer of the Company.

         The Company factors substantially all of its accounts receivable. During the nine months ended September 30, 2001, the Company utilized the services of two factoring companies. Accounts receivable are sold to the factoring companies with recourse for unpaid invoices in excess of 90 days old. The most recent agreement provides for the payment of factoring fees at 2.5% of each invoice factored.

         Accounts receivable transferred to the factoring companies were as follows:

Factored accounts                    $5,310,294
Customer payments (charge backs)     (4,723,026)
                                      ---------
Amount due to factoring companies    $  587,268
                                        =======

         The Company will need to continue to obtain financing, of which there can be no assurance (See "Risk factors - Need for substantial additional financing").

GROWTH STRATEGY
         The Company acquired certain unencumbered assets of Q Logistics, for a purchase price of $367,385, out of bankruptcy reorganization in May 2001. In connection with the acquisition of Q-Logistics, the Company entered into a demand note for $245,000. The note was subsequently converted to a term note that matures on December 31, 2002 and currently bears interest at 6% per annum. (See Note 7 to the Financial Statements). The rationale behind the transaction was that warehouse management, inventory staging, shipping management, electronic inventory tracking and management and other related services would be accretive to the transport brokerage business, adding levels of captive clients that the Company could offer various support services to over long-term relationships.

         The Company anticipates acquisition of several entities in the supply chain management industry that are profitable and available on what the Company believes to be favorable terms. The Company anticipates the need for additional credit facilities to complete acquisitions currently under surveillance. The Company plans on maintaining EBITDA that will service debt with a ratio of 2:1 or greater as companies are acquired utilizing credit and equity.


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         The growth market for third-party logistics support and supply chain management services continues to expand significantly and the Company intends to combine its disparate product offerings to customers to create an integrated suite of management tools, decisioning tools, reporting tools and support services that will enable sole source and limited source contract opportunities for existing and new clients. The Company has significant experience, acquired in its Quebacor relationship, that will provide evidence, to existing and new clients, of its ability to deliver a managed turnkey solution for staging, transportation, inventory and distribution of products across the supply chain.

     However, if the Company is unable to successfully integrate acquisitions, profitability could be adversely affected.

     Identifying, acquiring and integrating businesses requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Further, acquisitions involve a number of special risks, some or all of which could have a material adverse effect on the business, financial condition and results of operation. These risks include:

     o    Unforeseen operating difficulties and expenditures;
     o Difficulties in assimilation of acquired personnel, operations and technologies;
     o The need to manage a significantly larger and more geographically dispersed business;
     o    Amortization of goodwill and other intangible assets;
     o Diversion of management's attention from ongoing development of the Company's business or other business concerns;
     o    Potential loss of customers;
     o    Failure to retain key personnel of the acquired businesses; and
     o    The use of substantial amounts of the Company's available cash.

      We have acquired businesses in the past and may consider acquiring businesses in the future that provide complementary services to those we currently provide or expand our geographic presence. There can be no assurance that the businesses that we have acquired in the past or any businesses that we may acquire in the future can be successfully integrated. While we believe that we have sufficient financial and management resources to successfully conduct our acquisition activities, there can be no assurance in this regard or that we will not experience difficulties with customers, personnel or others. Our acquisition activities involve more difficult integration issues than those of many other companies because the value of the companies we acquire comes mostly from their business relationships, rather than their assets. The integration of business relationships poses more of a risk than the integration of tangible assets because relationships may suddenly weaken or terminate. Further, logistics businesses we have acquired and may acquire in the future compete with many customers of our wholesale operations and these customers may shift their business elsewhere if they believe our retail operations receive favorable treatment from our wholesale operations. In addition, although we believe that our acquisitions will enhance our competitive position, business and financial prospects, there can be no assurances that such benefits will be realized or that any combination will be successful.

SALES AND MARKETING
    The Company plans to increase market share by implementing sophisticated state-of-the-art technology to optimize efficiency, profitability and improve corporate image. The Company also plans to increase brand awareness through marketing initiatives such as a newly designed web site, direct mail, advertising, collateral, trade shows, etc.

         The Company plans to increase non-asset based agent development program in strategic locations and cross train sales staff to expand new services to existing customers.

COMPETITION
         The transportation services industry is highly competitive. Its retail businesses compete primarily against other domestic non-asset based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, internal shipping departments and other freight forwarders. Its wholesale business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers on flat cars, and containerized intermodal rail services offered directly by railroads. We also face competition from Internet-based freight exchanges, which attempt to provide an online marketplace for buying and selling supply chain services. Historically, competition has created downward pressure on freight rates, and continuation of this rate pressure may materially adversely affect the Company's net revenues and income from operations. In addition, some of the Company's competitors have substantially greater financial and other resources than we do.

         The Company has identified several direct competitors. These companies offer each of the individual services that the Company offers. However, the Company believes these identified competitors offer many of these individual services merely as ancillary services and tend to focus on one main service offering (for example, truck leasing, freight forwarding, etc.). These direct competitors include:

RYDER INTEGRATED LOGISTICS, INC. is a subsidiary of the $4.9 billion transportation and logistics provider Ryder Systems, Inc. Ryder's primary business is providing truck leasing services.

MENLO LOGISTICS, INC. is a subsidiary of $5.5 billion transportation and logistics services provider CNF. Menlo's primary business is less-than-truckload
(LTL) transportation services.

C.H. ROBINSON WORLDWIDE ("CHR") is one of the largest third-party logistics providers in North America. CHR's primary business is international freight forwarding brokerage.

EXEL LOGISTICS, a British logistics company with $5.3 billion in 1999 revenues, provides global freight management, integrated transportation and warehousing. Exel's primary business is warehousing services.

SUPPLIERS
         The Company utilizes the services of various third party transportation companies. No significant third party provider results in over 10% of the Company's revenue.

CUSTOMERS
         The Company's largest customer constitutes approximately 22% of the Company's revenue. The top 6 debtor balances comprised 40% of outstanding accounts receivable balances, and include clients like Quebecor, Camtex, Inc., Air Ride, Beaulieu, Murphy and Ricoh.

EMPLOYEES
         As of November 15, 2001 the Company had seventy three (73) full time employees. We consider our employee relations to be good, and we have never experienced a work stoppage.

REGULATORY MATTERS
         The Company, its suppliers and its customers are subject to changes in government regulation, which could result in additional costs and thereby affect the Company's results of operations.

         The transportation industry is subject to legislative or regulatory changes that can affect its economics. Although the Company operates in the intermodal segment of the transportation industry, which has been essentially deregulated, changes in the levels of regulatory activity in the intermodal segment could potentially affect the Company and its suppliers and customers. Future laws and regulations may be more stringent and require changes in operating practices, influence the demand for transportation services or require the outlay of significant additional costs. Additional expenditures incurred by the Company, or by its suppliers, who would pass the costs onto the Company through higher prices, would adversely affect the Company's results of operation.

         If the Company expands its services internationally, the Company may become subject to international economic and political risks. Doing business outside the United States subjects the Company to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. Significant expansion in foreign countries will expose the Company to increased risk of loss from foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. The Company has no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter business practices in time to avoid the adverse effect of any of these changes.

         If the Company fails to comply with or lose any required licenses, governmental regulators could assess penalties or issue a cease and desist order against the Company's operations that are not in compliance.

         There are newly adopted and pending laws regarding transportation, whether by air, sea, freight or rail, which may have an effect on the Company. At this time, the Company cannot ascertain the full effects of such laws. (See "Risk factors-The Company may face Interruption of Business Due to Increased Security Measures in Response to Terrorism"). Internet Regulation - Few laws or regulations are currently directly applicable to the Company's access to the Internet or conducting business on the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as: user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services.

         In addition, the growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on the Company's business. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease the Company's potential revenues from electronic commerce or otherwise adversely affect the Company's business, financial condition and operating results.

         Laws and regulations directly applicable to electronic commerce or Internet communications are becoming more prevalent. Congress recently enacted Internet laws regarding online copyright infringement. Although not yet enacted, Congress is considering laws regarding Internet taxation. In addition, various state jurisdictions are considering legislation directed to electronic commerce which if enacted could affect the Company's business. The applicability of many of these laws to the Internet is uncertain and could expose the Company to substantial liability. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could materially and adversely affect the Company. If the Company was alleged to violate federal, state or foreign, civil or criminal law, even if the Company could successfully defend such claims, it could materially and adversely affect the Company.

         Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, the cost of communicating on the Internet could increase substantially. This, in turn, could slow the growth of Internet use. Any such legislation or regulation could materially and adversely affect the Company's business, financial condition and operating results.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS
         The Company has developed Broker/Agent and Internal Company software that enables the management, analysis and deployment of transportation and logistics solutions over Internet connections or via secure dial in access. The Company maintains all rights to the code, concepts and visual appearance of this software and is in the process of cataloguing the unique features of these software products, with the intention of filing for patent or copyright protection. However, the Company has not filed for any patents, copyrights or trademarks. The Company name has not been federally trademarked.

RESEARCH AND DEVELOPMENT
         We believe that the independent transportation businesses; truckers, brokers and agents ultimately continue to provide value added services in the fragmented transportation marketplace. Our research and development efforts have been centered on development of electronic support systems, software products and platforms that enable small operators to access sophisticated quotation, financial and industry support platform software that is hosted by Segmentz. This empowers small niche transport service providers to ensure captive clients, providers and third party agents with compelling cause to do business with Segmentz service divisions and to partner with Segmentz to procure and retain business.

RISK FACTORS
         Purchase of the Company's Shares involves significant risk. An investment should be made only after careful consideration of the significant risk factors set forth below as well as information set forth elsewhere in this Form 10-SB and should be undertaken only for long-term investment purposes by persons who can afford to sustain a loss of their entire investment. In addition to considerations bearing on their individual financial positions and the factors set forth elsewhere herein, prospective purchasers should consider the following:

RISKS ASSOCIATED WITH THE BUSINESS
         The Company's business is dependent upon a number of factors beyond its control that may have a material adverse effect on the business. These factors include excess capacity in the trucking industry and significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, government regulations, governmental and law enforcement anti-terrorism actions, tolls, license and registration fees and insurance premiums. It is difficult at times to attract and retain qualified drivers and owner-operators. Operations also are affected by recessionary economic cycles and downturns in the Company's customers' business cycles, particularly in market segments and industries (such as retail and paper products) in which the Company has a significant concentration of customers. Seasonal factors could also adversely affect the Company. Customers tend to reduce shipments after the winter holiday season and operating expenses tend to be higher in the winter months primarily due to increased operating costs in colder weather and higher fuel consumption due to increased idle time. Regional or nationwide fuel shortages could also have adverse affects.

         The trucking industry is dependent upon transportation equipment such as chassis and containers and rail, truck and ocean services provided by independent third parties. Periods of equipment shortages have occurred historically in the transportation industry, particularly in a strong economy. If the Company cannot secure sufficient transportation equipment or transportation services from these third parties to meet the customers' needs, the business, results of operations and financial position could be materially adversely affected and customers could seek to have their transportation and logistics needs met by other third parties on a temporary or permanent basis. The reliance on agents and independent contractors could reduce operating control and the strength of relationships with customers, and the Company may have trouble attracting and retaining agents and independent contractors.

         Historically, sectors of the transportation industry have been cyclical as a result of economic recession, customers' business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors over which the Company has no control. Increased operating expenses incurred by third-party carriers can be expected to result in higher costs, and net revenues and income from operations could be materially adversely affected if the Company was unable to pass through to the customers the full amount of increased transportation costs. The Company has a large number of customers in the automotive and consumer goods industries. If these customers experience cyclical movements in their business activity, due to an economic downturn, work stoppages or other factors over which the Company has no control, the volume of freight shipped by those customers may decrease and operating results could be adversely affected. Any unexpected reduction in revenues for a particular quarter could cause the Company's quarterly operating results to be below the expectations of public market analysts or investors. In this event, the trading price of the Company's common stock may fall significantly. The Company's significant debt levels may limit its flexibility in obtaining additional financing and in pursuing other business opportunities.

         If, for any reason, the Company's business of providing warehousing and logistic services ceases to be a preferred method of outsourcing these functions, or if new technological methods become available and widely utilized, the Company's business could be adversely affected.

         Moreover, increasing consolidation among customers and the resulting ability of such customers to utilize their size to negotiate lower outsourcing costs has and may continue in the future to have a depressing effect on the pricing of third-party logistic services.

THE COMPANY MAY FACE INTERRUPTION OF BUSINESS DUE TO INCREASED SECURITY MEASURES IN RESPONSE TO TERRORISM

         Terrorist attacks in New York and Washington, D.C. on September 11, 2001 have disrupted commerce throughout the United States. The continued threat of terrorism within the United States and the ongoing military action and heightened security measures in response to such threat may cause significant disruption to commerce. The Company's business depends on the free flow of products and services through these channels of commerce. Recently, in response to terrorists' activities and threats aimed at the United States, transportation and other services have been slowed or stopped altogether. Further delays or stoppages in transportation or other services could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of the activities and potential activities. The Company may also face interruption of services due to increased security measures in response to terrorism. The Company may also experience delays in receiving payments from payers that have been affected by the terrorist activities and potential activities. The U.S. economy in general is being adversely affected by the terrorist activities and potential activities and any economic downturn could adversely impact our results of operations, impair our ability to raise capital or otherwise adversely affect our ability to grow our business.

         It is impossible to predict how this may affect our business or the economy in the U.S. and in the world, generally. In the event of further threats or acts of terrorism, the Company's business and operations may be severely adversely affected or destroyed.

THE COMPANY MAY SUBSTANTIALLY ALTER ITS CURRENT BUSINESS AND REVENUE MODEL

         The Company's current business and revenue model represents the current view of the optimal business and revenue structure, i.e., to derive revenues and achieve profitability in the shortest period of time. There can be no assurance that current models will not be altered significantly or replaced with an alternative model that is driven by motivations other than near-term revenues and/or profitability (E.G. building market share before the Company's competitors). Any such alteration or replacement of the business and revenue model may ultimately result in the deferring of certain revenues in favor of potentially establishing larger market share. The Company cannot assure that any adjustment or change in the business and revenue model will prove to be successful.

NEED FOR SUBSTANTIAL ADDITIONAL FINANCING
         The Company has a line of credit from a customer in the amount of $1,000,000, of which $559,535 is outstanding as of September 30, 2001. The Company is seeking to convert such debt into equity. If the Company is unable to convert such debt or is unable to do so on favorable terms, the Company and its Stockholders may be materially adversely affected. The Company also relies on factors to expedite cash flow. There is no assurance that the Company will continue to be able to factor its receivable or to obtain, either replacement or additional financing on acceptable terms.

         The Company's continued viability depends on its ability to raise capital. Changes in economic, regulatory or competitive conditions may lead to cost increases. Management may also determine that it is in the best interest of the Company to expand more rapidly than currently intended, to expand marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. In any such case or other change of circumstance, additional financing will be necessary. If any additional financing is required, there can be no assurances that the Company will be able to obtain such additional financing on terms acceptable to the Company and at times required by the Company, if at all. In such event, the Company may be required to materially alter its business plan or curtail all or a part of its expansion plans. Any such additional financing may result in significant dilution to existing stockholders or the issuance of securities with rights superior to those of the existing Common Stock. In the event that the Company is unable to raise or borrow additional funds, the Company may be required to curtail significantly one or more of its marketing and/or development programs or seek additional third-party funds by relinquishing the marketing, distribution, development or other rights to the Company's products and services.

RISKS ASSOCIATED WITH MANAGEMENT
         There are several risks associated with the management of the Company. If the Company loses key personnel and qualified technical staff, the ability to manage the day-to-day aspects of the business will be weakened.

         The Company believes that the attraction and retention of qualified personnel is critical to success. If the Company loses key personnel or is unable to recruit qualified personnel, the ability to manage the day-to-day aspects of the business will be weakened. The Company's operations and prospects depend in large part on the performance of the senior management team. The loss of the services of one or more members of the senior management team, could have a material adverse effect on the business, financial condition and results of operation. You should be aware that the Company faces significant competition in the attraction and retention of personnel who possess the skill sets that are needed. Because the senior management team has unique experience with the Company and within the transportation industry, it would be difficult to replace them without adversely affecting the business operations. In addition to their unique experience, the management team has fostered key relationships with the Company's suppliers. Such relationships are especially important in an increasingly non-asset based company such as Segmentz. Loss of these relationships could have a material adverse effect on the Company's profitability.

         The Company's business is highly dependent upon the services of Management, particularly Allan Marshall, Chief Executive Officer, and Dennis McCaffrey, Vice President of Transportation and Logistics Operations and Douglas Parks, Vice President of Distribution and Warehousing. The loss of the services of these members of management could have a material adverse effect on the Company's operations and future profitability.

RISK FACTORS RELATING TO THE COMMON STOCK
     Allan Marshal and Christine Otten collectively own approximately 92% of the outstanding common stock. As a result, they are able to control all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as acquisitions, and to block an unsolicited tender offer. This concentration of ownership could delay, defer or prevent a change in control of the Company or impede a merger, consolidation, takeover or other business combination which a stockholder, may otherwise view favorably.

         Provisions of the certificate of incorporation and bylaws may discourage, delay or prevent a change in control of the Company that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions.

         The market price of the Company's common stock may be volatile, which could cause the value of your investment to decline. Any of the following factors could affect the market price of the Company's common stock:

     o    changes in earnings estimates and outlook by financial analysts;
     o the Company's failure to meet financial analysts' and investors' performance expectations;
     o changes in market valuations of other transportation and logistics companies; and
     o    general market and economic conditions.

         In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect the stock price. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of the Company's common stock.

VOLATILITY OF STOCK PRICES
         The Company's common stock is a new issue of securities for which there is currently no trading market. Although the Company expects its common stock to be quoted on the NASDAQ Over the Counter Market ("NASDAQ OTC"), an active trading market for the Company's common stock may not develop or be sustained.

         In the event that an established public market does develop for the Company's shares, market prices will be influenced by many factors, and will be subject to significant fluctuation in response to variations in operating results of the Company and other factors such as investor perceptions of the Company, supply and demand, interest rates, general economic conditions and those specific to the industry, international political conditions, development with regard to the Company's activities, future financial condition and management.

FUTURE SALES OF THE COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS THE
STOCK PRICE

         The market price of the common stock could decline as a result of sales by the Company's existing stockholders of a large number of shares of the common stock. These sales might also make it more difficult for the Company to sell additional equity securities at a time and price that the Company deems appropriate.

APPLICABILITY OF LOW PRICED STOCK RISK DISCLOSURE REQUIREMENTS
         The common stock of the Company may be considered a low priced security under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes that risks associated with such stock, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing and provide monthly account statements to the customer, and obtain specific written consent of the customer. With these restrictions, the likely effect of designation as a low prices stock, would be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchase of such stocks compared to other securities.

CONTROL BY PRESENT STOCKHOLDERS
         The present stockholders own a majority of the outstanding common stock of the Company. Since there are no cumulative voting rights under the Company's Certificate of Incorporation, the present stockholders will remain in control of the Company and will be able to elect all Directors of the Company and the purchasers of the shares will not be able to elect any Directors of the Company and they will have no input or decision making authority with respect to the business decisions and policies of the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
         The following analysis of the financial condition of Trans-Logistics as of September 30, 2001 and the results of operation for the nine month period ended September 30, 2001, should be read in conjunction with the Financial Statements of Trans-Logistics, Inc., including footnote disclosures, and it should be understood that this discussion is qualified in its entirety by the foregoing and other, more detailed financial information appearing elsewhere herein. The Company acquired all outstanding capital stock of TRANSL Holdings on October 29, 2001, which owns Trans-Logistics, Inc.

         Historical results of operations and the percentage relationships among any amounts included in the Statement of Operations of Trans-Logistics and any trends which may appear to be inferable there from, should not be taken as being necessarily indicative of trends of operations or results of operations for any future periods.

         These and other statements, which are not historical facts, are based largely on current expectations and assumptions of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

         Assumptions and risks related to forward-looking statements, include that we are pursuing a growth strategy that relies in part on the completion of acquisitions of companies in the non-asset based logistics segment of the transportation industry, as well as the integration of third party brokers and agents into our back office, contact and support resources.

         Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this Quarterly Report, the words "estimates", "projects", and "expect" and similar expressions are intended to identify forward-looking statements.

         Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in the forward-looking information will be realized.

         Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impacts of which may cause us to alter our business strategy, which may in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as our representation that statements contained in this Quarterly Report speak only as of the date of this Quarterly Report, and we do not have any obligation to publicly update or revise any of these forward-looking statements.

         Such statements may include, but are not limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, the impact of inflation and plans relating to the foregoing. Statements in the Company's Form 10-QSB, including Notes to the Financial Results of Operations, describe factors, among others, that could contribute to or cause such differences.

DESCRIPTION OF BUSINESS
General:
         Segmentz, Inc. is a holding company engaged in the business of acquiring, managing and integrating into our company systems transportation logistics, and establishing relationships with Brokers and Agents (persons who increase the number of clients we service at a low acquisition cost per client). The Company is known for specializing in barrel bottom opportunities, those tasks, within a company's logistics support and service arena, that require customized solutions and thinking that would be "outside the box" for most major 3PL ("third party logistics") providers. This specialty sales and marketing approach helps maintain reasonable gross margins and has historically helped the Company and its management establish trust relationships with its clients that develop more rapidly than traditional turnkey 3PL relationships.

         Our principal business is providing for the transportation needs of clients through total logistics management, which includes managing clients' domestic and international transportation, load matching, consolidation and warehousing. We also intend to utilize proprietary software and support systems to expand our broker and agent support platforms, empowering agents and brokers by supporting electronic access to load and transportation information, as well as back office services including accounting, collections, safety, permitting and authority for brokers and agents in the 3PL market space.

         Brokers and Agents are local entities or individuals that hold personal relationships with traffic management, logistics management and support personnel in a wide range of clients and that own assets such as tractors and trailers to enable completion of 3PL services. Agents and Brokers are the primary relationship holders in the 3PL business, controlling what is estimated to be between seventy and eighty percent of all revenues estimated in the industry. These Brokers and Agents have not consolidated and are facing increased challenges from the so-called e2e ("End to End") providers of 3PL services domestically and have responded favorably to our offering, one that provides them enhanced ability to offer a more rich suite of products to mid-sized and large clients that may ensure their continued survival and growth as the market changes, and we feel our support approach will provide Brokers and Agents with the support tools ("Locator services, tracking, Electronic Data Interface ("EDI") and reporting tools) to expand their client relationships at extremely low capital cost of client acquisition to Segmentz.

         We intend to expand our business through internal growth and acquisitions. The transportation and broker and agent marketplaces are highly fragmented, which provides unique acquisition and integration opportunities. We are primarily interested in profitable, well managed, non-asset based companies that can bring positive growth with profits to the bottom line.

OVERVIEW:
         The Company operates a regional presence headquartered in Tampa, Florida, with offices in Atlanta, Georgia, Edison, New Jersey and broker and agent offices located throughout the US. From its headquarters and remote warehouse, office and support locations, the Company provides Third Party Logistics ("3PL") services for mid-sized and large clients.

         We operated the Company profitably in the last fiscal year, with $13,092 earnings before interest, depreciation and amortization and a pre-tax profit of $16,009. In the current year we operated the Company for nine months with $266,218 earnings before interest, depreciation and amortization and a pre-tax profit of $78,815. The parent company incurred numerous one-time non-recurrent losses in the most recent quarter, due mostly to the completion of restructuring of Q Logistics, which was acquired out of Chapter 11 Bankruptcy proceedings, and the costs related to the rescission of our sale to LMRI, a public company, which issued stock to us to cover certain consulting expenses related to our restructuring efforts. Our wholly owned subsidiary, Trans-Logistics reported quarterly revenues of just over $1 million, $1.5 million and $1.5 million for the first, second, and third quarters respectively. Additionally net profits (losses) were $61,000 or 5.7%, ($224,000) or (14.8%), and $222,000 or 14.7% for the first, second, and third quarters of 2001, respectively.

         Our profit for the third quarter nearly completely offset the loss in the second quarter in spite of a difficult environment in the capital markets and in the transportation marketplace; the company should be EBITDA positive in the fourth quarter, 2001. In addition to raising capital, the restructuring of existing debt will make it possible to cover the expenses associated in restructuring a company.

         We continue to be subject to the risks normally associated with any business activity, including unforeseeable expenses, delays, and complications. Accordingly, there is no guarantee that we can or will report operating profits in the future.

         We are in negotiations with several prospective acquisition candidates at this time.

OPERATING STRATEGY
         Our business strategy is to establish our company as a leader and a preferred provider of high-quality, cost-effective transportation, logistics and support services for Brokers and Agents in the transportation and 3PL marketplaces on a national basis while building brand name recognition.

AGENT PROGRAM
         We have operated an agency program since our inception. We expect to see renewed profitable growth in the segment through our wholly owned subsidiary, Trans-logistics, Inc. The agency program is essentially a co-operative for smaller truckload carriers whereby Trans-logistics permits these carriers to operate under its authority as an exclusive agent. The agent provides its customers and business. Trans-logistics bills the agent carriers customers and collects the revenues for these shipments. Trans-logistics acts as an application service provider for its agents by affording access to Trans-logistics' information technologies and services. In addition, agents receive economies of scale by participating in the purchase of certain overhead and other items, such as lower cost of fuel and insurance. Trans-logistics also provides agents with liability insurance coverage and certain administrative services such as human resource administration, safety and risk management, DOT compliance, billing and collecting receivables. Trans-logistics has signed on several agents over the past several months. We anticipate exciting and profitable growth in the segment.

RESULTS OF OPERATIONS
         Trans-Logistics began operations in the fourth quarter of 2000, therefore comparative information does not exist. The following table sets forth selective financial information that comprises four full quarters of operations for Trans-Logistics, Inc.:

Quarter Ended:                                     9/30/01        %        6/30/01        %
                                                   -------        -        -------        -

Operating revenues:
 Freight revenue                                1,514,479         46.5% 1,513,411         64.3%
 Warehousing revenue                            1,128,901         34.6%   841,661         35.7%
 Other operating revenues                         614,723         18.9%       -            0.0%
                                               -----------       ----------------        ------
  Total operating revenues                      3,258,103        100.0% 2,355,072        100.0%
                                               -----------       -----------------       ------

Operating expenses:
 Freight operating expenses                     1,296,740         39.8% 1,284,204         54.5%
 Warehousing operating expenses                 1,064,869         32.7%   822,444         34.9%
 General and administrative expenses              460,275         14.1%   439,852         18.7%
                                               -----------        ----------------       ------
  Total operating expenses                      2,821,884         86.6% 2,546,500        108.1%
                                               -----------        ----------------       ------

Selective expenses:
 Salaries and wages                               906,870         27.8%   700,028         29.7%
 Atlanta expenses                                 533,389         16.4%   485,058         20.6%
 Chicago expenses                                 (39,617)        -1.2%   (11,458)        -0.5%
 Edison expenses                                  509,808         15.6%   301,497         12.8%
 Orlando expenses                                  61,288          1.9%    47,348          2.0%
 Interest expense                                  62,887          1.9%   107,603          4.6%
Depreciation and amortization                      26,306          0.8%     1,943          0.1%

Income before taxes                               296,164          9.1%  (299,033)       -12.7%

Net income                                        222,627          6.8%  (224,275)        -9.5%

Balance at:                                        9/30/01                 6/30/01
                                                   -------                --------
 Working Capital                                  (56,657)                421,624

Quarter Ended:                                     3/31/01        %       12/31/00        %
                                                   -------        -       --------        -
Operating revenues:
 Freight revenue                                1,080,288        100.0%   370,632        100.0%
 Warehousing revenue                                  -            0.0%       -            0.0%
 Other operating revenues                             -            0.0%       -            0.0%
                                               -----------       -----------------       ------
  Total operating revenues                      1,080,288        100.0%   370,632        100.0%
                                               -----------       -----------------       ------

Operating expenses:
 Freight operating expenses                       883,769         81.8%   335,206         90.4%
 Warehousing operating expenses                       -            0.0%       -            0.0%
 General and administrative expenses              113,439         10.5%    19,417          5.2%
                                               -----------        ----------------        -----
  Total operating expenses                        997,208         92.3%   354,623         95.7%
                                               -----------        ----------------        -----

Selective expenses:
 Salaries and wages                                12,024          1.1%       -            0.0%
 Atlanta expenses                                     -            0.0%       -            0.0%
 Chicago expenses                                     -            0.0%       -            0.0%
 Edison expenses                                      -            0.0%       -            0.0%
 Orlando expenses                                     -            0.0%       -            0.0%
 Interest expense                                   1,397          0.1%       -            0.0%
 Depreciation and amortization                      6,467          0.6%       -            0.0%

Income before taxes                                81,684          7.6%    16,009          4.3%

Net income                                         61,263          5.7%    13,092          3.5%

Balance at:                                        3/31/01                12/31/00
                                                   -------                --------
 Working Capital                                  160,788                  13,192

Continuing Operations:

OPERATING REVENUES
         Total operating revenues increased from $2.4 million to $3.3 million for the three months ended September 30, 2001. The reasons for this 40% increase was the increase in sales from operating efficiencies and enhanced capacity in the warehouse business and new client revenues and increase in existing client revenues in core 3PL businesses, minus reductions resulting from shutdown of all business between September 11 and September 20th resulting from acts of war against the US. The current period revenue was generated from the operations of Trans-Logistics.

SALARIES, WAGES AND BENEFITS
         Salaries, wages and benefits increased from $700,028 for the three months ended June 30, 2001 to $906,870 for the three months ended September 30, 2001. The reason for the increase was increased activity for the quarter. The consolidation of operational staff resulting from reduction in management in the warehouse division, Q Logistics is expected to impact the fourth quarter. Total salaries, wages and benefits for the nine months ending September 30, 2001 was $1,618,921.

DEPRECIATION AND AMORTIZATION
         Depreciation and amortization increased from $1,943 for the three months ended June 30, 2001 to $34,716 for the three months ended September 30, 2001. The reason for this increase was the placing of service those assets acquired in the purchase of Q logistics out of bankruptcy.

GENERAL AND ADMINISTRATIVE
         General and administrative expenses increased slightly from $439,852 to $460,275 for the three months ended September 30, 2001. The reason for this was primarily due to the recording of an estimate for bad debts of $29,700 due to the increased activity of the Company.

DISCONTINUED OPERATIONS
         Income from discontinued operations decreased from $41,843 for the three months ended June 30, 2001 to $30,455 for the three months ended September 30, 2001. The Company elected to close the Q Logistics facility in Chicago and Orlando in August 2001 and consolidate and downsize its Atlanta and Edison Facilities since the acquisition of Q Logistics in May 2001, both of which result in reduced overall revenues from those discontinued operations. Thus the reason for the decrease in income from discontinued operations is the fact that all operations that were active during the first quarter of 2001 are included in the discontinued operations caption.

INTEREST
         Interest expense decreased to $62,887 for the three months ended September 30, 2001 from $107,603 for the three months ended June 30, 2001. The primary reason for the decrease was aggressive cash flow management and the utilization of a credit facility providing a customer of the Company, that is unsecured to other lines and available at no interest cost in exchange for third party relationship business transacted with the principal of the alternate facility under terms that are fair and favorable to the Company, comparable to other third parties that provide like services.

LIQUIDITY AND CAPITAL RESOURCES
         Our working capital position has decreased since the inception of the Company to ($56,657). This decrease is primarily due to the increased resources consumed by the growth of the Company, specifically related to the acquisition of Q-Logistics. The Company experienced significant one-time losses in consolidation of the Q-Logistics acquisition into current operations and would have significantly more working capital and retained earnings if not for approximately $500,000 in one-time non-recurring losses experienced in reduction in staff, facilities and streamlining of the Q-logistics operations.

         The Company will require significant capital to continue to meet its expansion goals over the next twelve months. There can be no assurance that the Company will be able to obtain the capital necessary to continue operations. (See "Risk factors-Need for substantial Additional financing")

ITEM 3.  DESCRIPTION OF PROPERTY
         The Company leases its Corporate Headquarters, located at 18302 Highwood's Preserve Parkway, Suite 210, Tampa, FL 33467, which is 2,073 square feet. The Company pays $3,411 per month and the lease expires May 2006.

         A lease period begins in May 2001 and expires in April 2006. The initial lease term is for a period of 5 years and the lease agreement includes an optional lease period of an additional three (3) years.

Minimum future rent commitments under this agreement are:

YEAR ENDING DECEMBER 31                          AMOUNT
                                               $ 10,235
2002                                             42,034
2003                                             43,713
2004                                             45,468
2005                                             47,292
Thereafter                                       15,969
                                                 ------
   Total                                        $204,711
                                                 =======

         As part of the lease agreement the Company is liable for an unused letter of credit in the amount of $40,000. This amount is reduced by $8,000 per year and may be drawn upon if certain lease commitments have not been met or have been violated.

         On December 15, 2001, the Company moved the location of its northeast regional support and logistics center from 40 Brunswick Avenue in Edison New Jersey to 39 Mill Road in Edison New Jersey. This facility was moved in concert with expansion needs of the Company's largest logistics support client, increasing the space from 120,000 square feet to 140,000, the number of trailer bays for loading and unloading products by over fifty percent and a location that offers enhanced accessibility for ground transportation carriers. The Company continues to provide comparable services for this client and others from its new facility.

         As the result of its purchase of Q Logistic Solutions, Inc., the Company utilizes facilities located in Atlanta, Georgia and Edison, New Jersey on an "at-will" basis; monthly rents for these facilities are approximately $51,000 and $43,000 respectively.

         The Company also has six Sales Agent offices across the United States. These offices are located at:

     -    RR 1 Box 385, Clinton, ME 04927
     -    11448 Rene Drive, Jacksonville, FL 32218
     -    7240 Indiana Avenue, Fort Worth, TX 76137
     -    9 Beacon Hill, East Brunswick, NJ 08816
     -    2059 S. Hamilton, Dalton, GA 30720

         The Company believes that the condition of its facilities is excellent and that the provided space is sufficient for its use and operation at the present time. In the opinion of the Company's management, these properties are adequately insured, in good condition and suitable for the Company's anticipated future use.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of November 27, 2001, certain information with respect to the beneficial ownership of the common stock of the Company by each person who the Company knows to be a beneficial owner of more than 5% of any class or series of the Company's capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.


Name                       Shares Beneficially           Percentage of
                              Owned                  Shares Beneficially Owned

Allan Marshall(1)            4,187,876                          64.4
Christine Otten(1)           1,794,804                          27.6
                             ---------                          ----
                             5,982,680                          92.0%

         (1)      Allan Marshall and Christine Often are husband and wife

     The Company currently has 6,502,913 outstanding shares of common stock of which 520,233 shares are owned by approximately 464 persons. The remaining 5,982,680 shares are owned by the principal shareholders as noted in the above table.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The following sets forth information concerning the officers and directors, including their ages, present principal occupations, other business experience during the last five years, membership on committees of the board of directors and directorships in other publicly-held companies.

     NAME                AGE        POSITION WITH SEGMENTZ
Allan Marshall           34         Chief Executive Officer
Dennis M. McCaffrey      33         Vice President, Transportation and Logistics
                                         Operations
Douglas B. Parks         34         Vice President, Distribution and Warehousing

         Allan Marshall was a director of the predecessor company Trans-Logistics from November 2000 to November 2001, when Trans-Logistics changed its name to Segmentz. He has served as the Chief Executive Officer of Segmentz since its acquisition on November 1, 2001. Prior to Trans-Logistics and Segmentz, Mr. Marshall founded U.S. Transportation in 1995, whose main focus was third party logistics. U.S. Transportation was sold to Professional Transportation Group in January of 2000 and Professional Transportation Group ceased business in November of 2000. Prior to 1995, Mr. Marshall served as Vice President of U.S. Traffic Ltd, where he founded their USA Logistics division.

         Dennis McCaffrey served as the Chief Operations Officer of U.S. Transportation Services since 1996, before joining the Company in November 2000. He was responsible for creating and implementing strategic business plans; supervising operations staff; designing and managing all sales and marketing programs; assisting in the design and implementation of their internal software program; and forming strategic alliances with contract carriers including U.S. Express, MS Carriers, Heartland Express, and Swift Transportation. When U.S. Transportation Services was sold to Professional Transportation Group in 2000, Mr. McCaffrey served as an Operations Manager for the Florida division. Mr. McCaffrey also worked as the Operations Manager for U.S. Traffic Ltd's U.S. operations from 1992 to 1996. Previously, Mr. McCaffrey served in the United States Marine Corps from 1988 to 1992. Mr. McCaffrey has a Bachelors degree in Marketing from the University of South Florida. Mr. McCaffrey, as Vice President of Transportation and Logistics Operations, is directly responsible for the management, growth and success of Trans-Logistics transportation, brokerage, and logistics operations.

         Douglas B. Parks was Chief Operating Officer of Q Logistics Solutions, prior to joining the Company, where he helped secure national accounts and grow the company to over 12 million in annual revenues. Previously, Mr. Parks was a manager for Eagle Global Logistics for five years where he was responsible for opening new service centers and increasing sales and profits. Before that Mr. Parks held several operations and sales management positions with Emery Worldwide and CNF (NYSE: CNF), where he was responsible for sale and managing the sales division. Mr. Parks, as Vice President of Distribution and Warehousing Operations, is responsible for the growth and management of all four warehousing and distribution facilities, Atlanta, Newark, Chicago, and Orlando.

ITEM 6.  EXECUTIVE COMPENSATION

         Executive Officers

         The Company's Board appoints the executive officers to serve at the discretion of the Board. Directors who are also employees receive no compensation for serving on the Board. The Company's non-employee directors receive no compensation for serving on the Board. The Company intends to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

         Allan Marshall, the Company's Chief Executive Officer, will receive approximately $75,000 in compensation for the year ended December 31, 2001. None of the other executive officers are paid more than $100,000 annually.

EMPLOYMENT AGREEMENTS

      The Company has entered into an Employment Agreement with Allan Marshall, the Company's Chief Executive Officer, which terminates on November 15, 2006. The agreement shall be automatically extended for an additional one-year period after the initial term unless at least 30 days prior to the termination date either the Company or Mr. Marshall give written notice to the other that the Employment Agreement will not be renewed. Mr. Marshall will receive an annual base salary of $150,000 plus a non-accountable expenses allowance of $35,000 per year, which may be increased at the discretion of the Board. Additionally, Mr. Marshall may be eligible to receive an annual bonus based on the Company's financial performance in the form of stock options and cash not to exceed 15% of his base salary.

KEY MAN INSURANCE
        The Company intends to obtain a life insurance policy in the amount of $1,000,000 on the life of Allan Marshall, the Company's Chief Executive Officer. The proceeds of the policy would be payable to the Company.

STOCK OPTION PLAN
         On November 1, 2001, the Company's stockholders approved the 2001 Stock Compensation Plan. The number of shares of common stock which may be issued under the 2001 Plan shall initially be 600,000 shares which amount may, at the discretion of the Board, be increased from time to time to a number of shares of common stock equal to 5% of the total outstanding shares of common stock, provided that the aggregate number of shares of common stock which may be granted under the 2001 Plan shall not exceed 6,000,000 shares. The Company may also utilize the granting of options under the 2001 Plan to attract qualified individuals to become its employees and non-employee directors, as well as to ensure the retention of management of any acquired business operations. Under the 2001 Plan the Company may also grant restricted stock awards. Restricted stock represents shares of common stock issued to eligible participants under the 2001 Plan subject to the satisfaction by the recipient of certain conditions and enumerated in the specific restricted stock grant. Conditions which may be imposed include, but are not limited to, specified periods of employment, attainment of personal performance standards or the Company's overall financial performance. The granting of restricted stock represents an additional incentive for eligible participants under the 2001 Plan to promote the Company's development and growth, and may be used by the management as another means of attracting and retaining qualified individuals to serve as the Company's employees and directors. Currently, no options have been granted to employees, consultants, officers or directors.

COMPENSATION TABLE
      The information set forth below concerns the cash and non-cash compensation to certain of the Company's executive officers for each of the past three fiscal years ended December 31, 2000 and 1999. In each case, the compensation listed was paid by Trans-Logistics. Except for Allan Marshall, the Company's Chief Executive Officer, no executive officer has an employment agreement with the Company and all executive officers serve at the discretion of the Board.

                           Summary Compensation Table

         NAME/TITLE                 ANNUAL COMPENSATION             LONG-TERM COMPENSATION AWARDS
--------------------------------------------------------------------------------------------------
                                                                                     SECURITIES
                                                          OTHER                       UNDERLYING
                                                          ANNUAL       RESTRICTED    OPTIONS/SARs/
                             YEAR     SALARY/BONUS     COMPENSATION   STOCK AWARDS     WARRANTS
Allan Marshall               2001*      $75,000             N/A           None           None
Chief Executive
Officer and Director         2000          $0               N/A           None           None

*Estimated


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has as of September 30, 2001 a payable of $211,850 to Allan Marshall, the Chief Executive Officer of the Company and a payable of $6,521 to Atech Commercial Corporation ("ATECH"), a corporation controlled by the President of the Company. The Company utilized facilities, equipment, and employees of this related company in return for a commission paid equal to 85% of operating revenues less direct expenses. For the nine months ended September 30, 2001 these transactions totaled $144,146 and was included in operating expenses. As of January 1, 2002, the Company does not intend to conduct any business with ATECH, without obtaining approval of the Board of Directors.

ITEM 8.  DESCRIPTION OF SECURITIES

Capital Stock

         The Company's authorized capital stock consists of 40,000,000 shares of common stock, par value $.001 and 10,000,000 shares of preferred stock, par value $.001. Each share of common stock entitles a shareholder to one vote on all matters upon which shareholders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of the Company's common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, the Company's shareholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the common stock in the year 2001 or in the foreseeable future.

         Pursuant to the Company's Articles of Incorporation, the Board has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of the Company's preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The Company's Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of the Company's preferred stock are currently outstanding. Although the Company has no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

     As a WBNI successor, the Company is prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code. If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, and adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

PROVISIONS HAVING A POSSIBLE ANTI-TAKEOVER EFFECT
      The Company's Articles of Incorporation and Bylaws contain certain provisions, that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by the Company's shareholders, to issue up to 10,000,000 shares of its preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of the Company's preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in the Company's control.

                          ADDITIONAL INFORMATION
         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                               MARKET DATA

         This registration statement contains forward-looking statements. These statements relate to future events or the Company's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business."

         Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of such statements. The reader is advised to consult any further disclosures made on related subjects in the Company's future SEC filings.

PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
         The Company's common stock is listed on the Over-the-Counter Pink Sheets. Since the Company's common stock has not begun trading, there is not an established active public market for its common stock. No assurance can be given that an active market will exist for the Company's common stock and the Company does not expect to declare dividends in the foreseeable future since the Company intends to utilize its earnings, if any, to finance its future growth, including possible acquisitions.

         The Company is filing this Registration Statement on Form 10- SB for the purpose of enabling its common stock to commence trading on the NASD OTC Bulletin Board.

         The Company's Registration Statement on Form 10 must be declared effective by the SEC prior to it being approved for trading on the NASD OTC Bulletin Board, and until such time as this Form 10- SB is declared effective, the Company's common stock will continue to be quoted on the "Pink Sheets." The Company's market makers must make an application to the National Association of Securities Dealers, Inc., or NASD, following the effective date of this Form 10-SB in order to have the common stock quoted on the NASD OTC Bulletin Board.

         Holders. As of November 15, 2001, there were a total of 6,502,913 shares of the Company's common stock outstanding, held by approximately 464 shareholders of record.

         Dividends. The Company has not declared any dividends on its common stock during the last two fiscal years.

ITEM 2.  LEGAL PROCEEDINGS
The Company is not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         Pursuant to the Reorganization Plan of WBNI, all of its outstanding capital stock as of February 10, 1999, the date of its bankruptcy petition, was canceled. Subsequently, WBNI issued an aggregate of 520,233 shares of common stock to certain of its creditors. The 520,233 shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933.

      On October 29, 2001, WBNI's majority stockholders approved a merger with TRANSL Holdings and issued 5,982,680 shares of common stock. Minority stockholders were mailed notices of such action as well as other actions taken by the majority stockholders pursuant to the Delaware General Corporation law. WBNI was the surviving entity and changed its name to Segmentz, Inc. The Company relied on Section 4(2) of the Securities Act of 1933 for the issuance of the 5,982,680 shares because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS
         Segmentz is a Delaware corporation. The Company certificate of incorporation provides that the Company will indemnify and hold harmless its officers, directors and others serving the corporation in various capacities to the fullest extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify officers and directors in specified circumstances.

         Under Section 145 of the DGCL, a corporation may indemnify its directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, referred to as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of conduct is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of that action, and Section 145 requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

         Section 145 of the DGCL further provides that to the extent that a director or officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter within that action, suit or proceeding, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with that defense. The Company's certificate of incorporation provides that the indemnification rights described above shall be contract rights and shall include the right to be paid expenses incurred in defending any proceeding in advance of its final disposition subject to any undertakings required under the DGCL. Section 145 requires an undertaking to repay any amount advanced if the director or officer receiving that amount is ultimately determined not to be entitled to indemnification.

    Indemnification provided for by Section 145 of the DGCL and the Company's certificate of incorporation is not to be deemed exclusive of any other rights to which the indemnified party may be entitled. Both Section 145 and the Company's certificate of incorporation permit the Company to maintain insurance on behalf of a director, officer or others against any liability asserted against that person and incurred by that person, whether or not the Company would have the power to indemnify that person against those liabilities under
Section 145. Anyone claiming rights to indemnification under the Company's certificate of incorporation may bring suit if that indemnification is not paid within thirty days.

SIGNATURES
        In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               SEGMENTZ, INC.

DATE:  January  , 2002                      By:  /s/ Allan Marshall
                                                --------------------
                                                Allan Marshall, President

PART F/S

                              TRANS-LOGISTICS, INC.

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001

                             TRANS-LOGISTICS, INC.
                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001


                               TABLE OF CONTENTS
                               -----------------
                                                                      PAGE

Accountants' Review Report                                               1

Balance Sheet                                                            2

Statement of Income and Retained Earnings                                3

Statement of Cash Flows                                                  4

Notes to Financial Statements                                           5-9

[GRAPHIC OMITTED][GRAPHIC OMITTED]

ACCOUNTANTS' REVIEW REPORT


To the Board of Directors of
Trans-Logistics, Inc.
Tampa, Florida

We have reviewed the accompanying balance sheet of Trans-Logistics, Inc. as of September 30, 2001, and the related statements of income and retained earnings, and cash flows for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Trans-Logistics, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/ VALIENTE HERNANDEZ P.A.
----------------------------
Certified Public Accountants

Tampa, Florida
December 28, 2001


                             TRANS-LOGISTICS, INC.
                                 BALANCE SHEET
                               SEPTEMBER 30, 2001

                                     ASSETS
                                     ------

Current assets:

        Cash                                        $   31,240
        Accounts receivable --
          Trade receivables, less allowance for
          uncollectible accounts of $45,000
          (Notes 3 and 10)                           1,465,192
        Advances to drivers                              2,300
        Employee loans                                  18,533
        Note receivable (Note 4)                       450,000
        Prepaid expenses and deposit                   128,561
                                                    ----------
                Total current assets                                  $2,095,826
        Property and equipment, net (Note 5)                             374,464
                                                                      ----------
                Total assets                                          $2,470,290
                                                                      ==========

                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

Current liabilities:

        Due to factor (Note 3)                      $  587,268
        Line of credit (Note 6)                        559,535
        Accounts payable                               755,440
        Accrued expenses                                31,869
        Payable to related party (Note 8)              218,371
                                                    ----------
                Total current liabilities                             $2,152,483

Note payable (Note 7)                                                    245,000
                                                                      ----------
                Total liabilities                                      2,397,483

Commitments and contingencies (Notes 10 and 13)

Stockholder's equity:
        Capital stock (1,000 shares authorized
          500 shares issued and outstanding)               100
        Retains earnings                                72,707
                                                    ----------
          Total stockholder's equity                                      72,807
                                                                      ----------
          Total liabilities and stockholder's equity                  $2,470,290
                                                                      ==========

    See accountants' report and accompanying notes to financial statements.



                             TRANS-LOGISTICS, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

OPERATING REVENUES:
        Freight revenue                             $4,108,178
        Warehousing revenue                          1,970,562
        Consulting revenue (Note 1)                    598,500
        Other operating revenues                        16,223
                                                    ----------
                TOTAL OPERATING REVENUES                             $6,693,463

OPERATING EXPENSES:
        Freight operating expenses (Note 8)          3,464,713
        Warehousing operating expenses               1,887,313
        General and administrative expenses          1,013,566
                                                    ----------
                TOTAL OPERATING EXPENSES                              6,365,592
                                                                     ----------

                OPERATING INCOME                                        327,871

OTHER INCOME (EXPENSE):
        Loss on sale of marketable securities          (78,998)
        Interest income                                  1,829
        Interest expense                              (171,887)
                                                    ----------
                TOTAL OTHER INCOME (EXPENSE)                           (249,056)
                                                                     ----------
                INCOME BEFORE TAXES                                      78,815

                PROVISION FOR INCOME TAXES (Note 11)                     19,200
                                                                     ----------

                NET INCOME                                               59,615

RETAINED EARNINGS:
        Beginning of period                                              13,092
                                                                     ----------
        End of period                                                $   72,707
                                                                     ==========


    See accountants' report and accompanying notes to financial statements.



                             TRANS-LOGISTICS, INC.
                            STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                       $   59,615
   Adjustments to reconcile net income to
     net cash provided by operating activities --
        Depreciation and amortization                   34,716
        Loss on sale of investment                      78,998
        Receipt of marketable securities for
          services rendered                           (148,500)
        (Increase) decrease in current assets--
          Trade receivables                         (1,196,580)
          Advances to drivers                           (2,300)
          Employee loans                               (17,187)
          Note receivable                             (450,000)
          Prepaid expenses and deposit                (128,561)
        Increase (decrease) in current liabilities--
          Accounts payable                             634,227
          Accrued expenses                              21,452
          Payable in rerlated party                     91,526
                                                    ----------
                NET CASH USED BY OPERATING ACTIVITIES                (1,022,594)

CASH FLOWS FROM INVESTING ACTIVITIES:

  Proceeds from sale of investments                     69,502
  Acquisition of  property and equipment              (409,180)
                                                    ----------

                NET CASH USED BY INVESTING ACTIVITIES                  (339,678)

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from factoring accounts receivable        5,310,294
  Repayments to factors                             (4,723,026)
  Proceeds from line of credit borrowings            1,155,285
  Repayments of line of credit                        (595,750)
  Proceeds from notes payable                          245,000
                                                    ----------
                NET CASH USED BY FINANCING ACTIVITIES                 1,391,803
                                                                     ----------
  Net increase in cash                                                   29,531
  Cash, beginning of period                                               1,709
                                                                     ----------
  Cash, end of period                                                $   31,240
                                                                     ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid during the year for--
    Interest                                                         $  162,135
                                                                     ==========
    Income taxes                                                     $     --
                                                                     ==========


    See accountants' report and accompanying notes to financial statements.

                             TRANS-LOGISTICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001



NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Trans-Logistics, Inc. (the "Company") is a logistics and brokerage organization serving irregular route, long haul, and common motor carriers of general commodities. The Company is a Florida corporation and was formed on April 28, 2000.

The Company's corporate headquarters are located in Tampa, Florida.

During May 2001, the Company acquired the assets of Q Logistic Solutions, Inc. for $367,385. Q Logistic Solutions, Inc. operated warehouse facilities in Atlanta, Georgia; Edison, New Jersey; Orlando, Florida and Chicago, Illinois. Operations in Orlando and Chicago were subsequently discontinued.

Effective January 1, 2001, the Company was acquired by Logistics Management Resources, Inc. The acquisition was for one hundred percent of the issued and outstanding common stock at a price of $80,000, plus, four times the Company's gross brokerage commissions for the period of October 1, 2001 through December 31, 2001, plus the value of any accounts receivable immediately prior to the closing date (which amount was agreed to be not less than $230,000), minus the aggregate value of any liabilities of the Company prior to the closing date, minus cost of the Company's performance of its obligations under an assignment and assumption agreement with Atech Commercial Corporation exceeds $120,000. On August 10, 2001, the Company and Logistics Management Resources, Inc. agreed to rescind and cancel the terms and conditions of the acquisition agreement. Under the terms of the rescission agreement, the agreed to a reimbursement of 1,500,000 shares of Logistics Management Resources, Inc.'s common stock and a note receivable in the amount of $450,000. This rescission agreement was effective as of July 1, 2001.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH: For the purpose of reporting cash flows, cash includes all demand accounts and cash on hand.

REVENUE RECOGNITION: Operating revenue is recognized on the date the freight is received for shipment. Related costs of delivery of shipments in transit are accrued as incurred.

PROVISION FOR DOUBTFUL ACCOUNTS: The Company provides for estimated losses on accounts receivable based on bad debt experience and a review of existing receivables.

PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost less accumulated depreciation. The Company uses the straight-line method of depreciation. Estimate useful lives for property and equipment is 5 to 7 years. It is the policy of the Company to capitalize purchases of property and equipment that benefit future periods.

                             TRANS-LOGISTICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001


INCOME TAXES: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting where applicable.

CREDIT RISK: Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade receivables. Concentration of credit risk with respect to trade receivables is limited due to the Company's large number of customers and wide range of industries and locations served. Two customers, Quebecor World Logistics, Inc. and Huff Timber Company, Inc. comprise approximately 26% and 18% of the September 30, 2001 customer accounts receivable balance respectively. The Company maintains its cash accounts in substantially one financial institution located in Tampa, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2001, uninsured cash was $2,150.

FINANCIAL INSTRUMENTS: The Company believes the carrying amount of cash, accounts receivable (net of allowances), notes receivable, accounts payable and accrued expenses approximates fair value due to their short maturity.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - DUE TO FACTOR

The Company factors substantially all of its accounts receivable. During the nine months ended September 30, 2001, the Company utilized the services of two factoring companies. Accounts receivable are sold to the factoring companies with recourse for unpaid invoices in excess on 90 days old. The most recent agreement provides for the payment of factoring fees at 2.5% of each invoice factored.

Accounts receivable transferred to the factoring companies were as follows:

                  Factored accounts                             $ 5,310,294
                  Customer payments (charge backs)               (4,723,026)
                                                                 ----------
                  Amount due to factoring companies               $ 587,268
                                                                   ========

                             TRANS-LOGISTICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001



NOTE 4 - NOTE RECEIVABLE

As part of the above noted rescission agreement, the Company has recognized consulting revenue and a demand note receivable in the amount of $450,000 due from Logistics Management Resources, Inc. The terms of this note do not include interest until demand is made for payment. Payment on this note is expected to be during the second quarter of 2002.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2001 consists of the following:

Leasehold improvements                            $      3,685
Office equipment                                        26,746
Warehouse equipment                                    164,260
Warehouse shelving                                      90,000
Computer equipment                                      89,475
Computer software                                       35,014
                                                     ---------
                                     409,180
Less: accumulated depreciation                        (34,716)
                                                    ---------
Net property and equipment                          $ 374,464
                                                     ========

Total depreciation expense on property and equipment was $34,716 for the nine months ended September 30, 2001.

NOTE 6 - LINE OF CREDIT

The Company has a credit facility with a current availability of one million dollars, of which $559,535 is outstanding as of period ending September 30, 2001. The facility bears interest at six percent annually. The credit facility is provided by Bryant Plastics Inc., a customer of the Company.

NOTE 7 - NOTE PAYABLE

In connection with the acquisition of Q-Logistics, the Company entered into a demand note for $245,000. The note was subsequently converted to a term note, which matures on December 31, 2002 and currently bears interest at 6% per annum.

NOTE 8 - RELATED PARTY TRANSACTIONS

Amounts described as payable to related party comprise as of September 30, 2001 a payable of $211,850 to Allan Marshall, the president of the Company and a payable of $6,521 to Atech Commercial Corporation, a corporation controlled by the president of the Company.

                              TRANS-LOGISTICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001

The Company utilized facilities, equipment, and employees of this related company in return for a commission paid equal to 85% of operating revenues less direct expenses. For the nine months ended September 30, 2001 these transactions totaled $144,146 and was included in operating expenses.


NOTE 9 - MAJOR CUSTOMERS

For the nine months ended September 30, 2001, one customer comprised 23% of revenues.

NOTE 10 - OPERATING LEASES

The Company signed an agreement to lease office space for its headquarters. The lease period begins in May 2001 and expires in April 2006. The initial lease term is for a period of 5 years and the lease agreement includes an optional lease period of an additional three (3) years.

Minimum future rent commitments under this agreement are:

                  YEAR ENDING DECEMBER 31                        AMOUNT
                  -----------------------                        ------
                           2001                               $  10,235
                           2002                                  42,034
                           2003                                  43,713
                           2004                                  45,468
                           2005                                  47,292
                           Thereafter                            15,969
                                                                -------
                              Total                            $204,711
                                                                =======

As part of the lease agreement the Company is liable for an unused letter of credit in the amount of $40,000. This amount is reduced by $8,000 per year and may be drawn upon if certain lease commitments have not been met or have been violated.

NOTE 10 - CONTINGENCIES

The Company is contingently liable for the landlord's increase in operating expenses over $6.25 per rentable square foot on its pro-rata basis of the rentable area occupied. It is not possible to estimate the amount due to the landlord as a result of unknown increases in the landlord's operating expenses.

The Company is also contingently liable to the factor for unpaid customer invoices in excess of 90 days old. It is not possible to estimate the amount due to the factors as a result of the collection of accounts receivable. However, a provision for uncollectable accounts in the amount of $45,000 has been recorded by the Company.

                              TRANS-LOGISTICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001

As the result of its purchase of Q Logistic Solutions, Inc., the Company utilizes facilities located in Atlanta, Georgia and Edison, New Jersey on an "at-will" basis; monthly rents for these facilities are approximately $51,000 and $43,000 respectively.

NOTE 11 - PROVISION FOR INCOME TAXES

The provision for income taxes is comprised of current tax expenses in the amount of $19,200 and includes both federal and state income taxes.

NOTE 12 - SUBSEQUENT EVENTS

On October 20, 2001, the Company's shareholder tendered her shares to TL Holdings, Inc., which subsequently merged with Segmentz, Inc., a Delaware corporation, through a stock for stock exchange that resulted in the Company being listed for trading on the "pink sheets" under the symbol SGMZ.

On December 15, 2001, the Company moved the location of its northeast regional support and logistics center from 40 Brunswick Avenue in Edison New Jersey to 39 Mill Road in Edison New Jersey. This facility was moved in concert with expansion needs of the Company's largest logistics support client, increasing the space from 120,000 square feet to 140,000, the number of trailer bays for loading and unloading products by over fifty percent and a location that offers enhanced accessibility for ground transportation carriers. The Company continues to provide comparable services for this client and others from its new facility.

NOTE 13 - GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, as of September 30, 2001, the Company's current liabilities exceeded its current assets by $56,657. This condition creates an uncertainty as to the Company's ability to continue as a going concern. Management has taken certain steps intended to reduce operating expenses and improve its liquidity through refinancing of its line of credit. The ability of the Company to continue as a going concern is dependent upon the success of these actions. The financial statements do not include any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that might be necessary should the Company be unable to continue as a going concern.

PART III
ITEM 1. INDEX TO EXHIBITS
EXHIBIT
NUMBER    DESCRIPTION OF EXHIBIT
-------   -------------------------------------

2.0 Amended Joint Plan of Reorganization Dated February 10, 1999, as filed with the United States Bankruptcy Court for the Southern District of Florida, Miami Division.

2.1 Order (I) Confirming Amended Joint Plan of Reorganization Dated February 10, 1999, as Modified, and (II) Limiting Notice with Respect to Post-Confirmation Matters.

2.2 Certificate of Compliance with Reverse Acquisition Requirements, as filed with the United States Bankruptcy Court for the Southern District of Florida, Miami Division, on February 5, 2001.

2.3 Stock Exchange Agreement by and among WBNI, Inc., TRANSL Holdings, Inc., the Stockholders of TRANSL Holdings, Inc. and Halter Financial Group, Inc., dated October 29, 2001.

3.0 Agreement and Plan of Merger dated February 10, 2000, by and between Rose Auto Stores - Florida, Inc., a Florida corporation and RAS Acquisition Corp., a Delaware corporation.

3.1 Articles of Merger filed on May 15, 2000 with the Florida Department of State, by and between Rose Auto Stores - Florida, Inc. and RAS Acquisition Corp.

3.2 Certificate of Merger filed on May 17, 2000 with the Delaware Secretary of State, by and between RAS Liquidating, Inc. and RAS Acquisition Corp.

3.3 Certificate of Merger filed on February 1, 2001 with the Texas Secretary of State, by and between WBNI, Inc. and RAS Acquisition Corp.

3.4 Certificate of Merger filed on February 1, 2001 with the Delaware Secretary of State, by and between WBNI, Inc. and RAS Acquisition Corp.

3.5 Certificate of Incorporation of RAS Acquisition Corp, as filed on May 8, 2000 with the Delaware Secretary of State


3.6 Certificate of Amendment of Certificate of Incorporation of WBNI, Inc. as filed with the Secretary of State of Delaware on November 1, 2001.

3.7       Bylaws of RAS Acquisition Corp.

10.0      Employment Agreement, by and between Segmentz, Inc and Allan Marshall.

10.1      Segmentz, Inc. 2001 Stock Option Plan.

21.0 Subsidiaries of the Registrant: Trans-Logistics, Inc., a Florida corporation.